SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

LINKTONE LTD.
(Name of Subject Company)

LINKTONE LTD.
(Name of Person(s) Filing Statement)

American Depositary Shares (each represents	535925101
10 ordinary shares, par value $0.0001 per share)

Ordinary shares, par value US$0.0001 per share	535925929

(Titles of Classes of Securities)	(CUSIP Number of Class of Securities)
Michael Li
12th Floor, Cross Tower
318 Fu Zhou Road
Huang Pu District
Shanghai, People’s Republic of China 200001
86-21-3318-4900
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With a Copy to:
Mark J. Lehmkuhler
Davis Polk & Wardwell
The Hong Kong Club Building, 18th Floor
3A Chater Road
Hong Kong
(852) 2533-3300
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

AMENDMENT NO. 1 TO SCHEDULE 14D-9
     This Amendment No. 1 (this “Amendment”) to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, and together with the Exhibits hereto, the “Schedule 14D-9”) amends and supplements the statement initially filed on February 6, 2008 on behalf of Linktone Ltd, a company incorporated with limited liability under the laws of the Cayman Islands (“Linktone” or the “Company”). This Schedule 14D-9 relates to the offer by MNC International Ltd. (the “Purchaser”), a company incorporated with limited liability under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of PT Media Nusantara Citra Tbk (“MNC”), a company incorporated with limited liability under the laws of the Republic of Indonesia, to purchase Linktone’s American Depositary Shares (“ADSs”) representing 10 ordinary shares, par value US$0.0001 per share (“Ordinary Shares”) and Ordinary Shares, aggregating up to 6,000,000 ADSs (treating each Ordinary Share as one-tenth of an ADS for such purpose) at a price of US$3.80 per ADS or US$0.38 per Ordinary Share (in each case, the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated February 6, 2008 and in the Purchaser’s amended Offer to Purchase dated February 28, 2008 (as amended, the “Offer to Purchase”) and in the related Letter of Transmittal for ADSs and the Letter of Transmittal for Ordinary Shares (each, a “Letter of Transmittal” and together, the “Letters of Transmittal” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”).
     MNC and the Purchaser are amending the Offer to Purchase and extending the Offer to clarify that the Offer is being made to holders of both ADSs and Ordinary Shares. The Offer has been extended and will expire at 12:00 midnight, New York City time, on Wednesday, March 26, 2008. A copy of the Offer to Purchase, as amended, is filed as Exhibit (a)(1)(C) to this Schedule 14D-9, and copies of the Letters of Transmittal for ADSs and Ordinary Shares are filed as Exhibit (a)(1)(B) and Exhibit (a)(1)(D), respectively, to this Schedule 14D-9.
  Item 1. Subject Company Information.
     (a) Name and Address.
     The name of the subject company to which this Schedule 14D-9 relates is Linktone Ltd., a limited liability company incorporated under the laws of the Cayman Islands. Linktone is a foreign private issuer as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of Linktone is 12th Floor, Cross Tower, 318 Fu Zhou Road, Huang Pu District, Shanghai, 200001, the People’s Republic of China, and the telephone number of the principal executive offices of Linktone is +86-21-3318-4900.
     (b) Class of Securities.
     This Schedule 14D-9 relates to Linktone’s outstanding Ordinary Shares, par value US$0.0001 per Ordinary Share and ADSs, each representing 10 Ordinary Shares. Together, the ADSs and Ordinary Shares are referred to herein as the “Securities.” As of February 27, 2008 there were 240,291,321 Ordinary Shares of Linktone outstanding, 233,009,610 of which were represented by ADSs.
  Item 2. Identity and Background of Filing Person.
     (a) Name and Address.
     The filing person is the subject company. The Company’s name, business address and business telephone number are set forth in Item 1(a) above.

     (b) Tender Offer.
     This Schedule 14D-9 relates to the Offer, as disclosed in a Tender Offer Statement on Schedule TO filed by MNC on February 6, 2008 and as amended by MNC on February 28, 2008 (together and as amended or supplemented from time to time, the “Schedule TO”). The Offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the Letters of Transmittal. The Offer will remain open for 20 business days and will expire on Wednesday, March 26, 2008 at 12:00 midnight New York City time (the “Expiration Date”) unless extended. The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on February 6, 2008 and amended on February 28, 2008. Copies of the amended Offer to Purchase and Letters of Transmittal are attached as Exhibits (a)(1)(C), (a)(1)(B) and (a)(1)(D), respectively, to this Schedule 14D-9 and are incorporated herein by reference.
     The Offer is being made pursuant to the acquisition agreement dated as of November 28, 2007 by and between Linktone and MNC (the “Original Acquisition Agreement”) as amended on February 28, 2008 (such amendment, “Amendment No. 1 to the Acquisition Agreement”)(together and as may be further amended or modified from time to time, the “Acquisition Agreement”). A copy of the Original Acquisition Agreement and Amendment No. 1 to the Acquisition Agreement are attached as Exhibit (a)(5)(A) and Exhibit (a)(5)(C), respectively, to this Schedule 14D-9 and are incorporated herein by reference. MNC has assigned its rights and obligations under the Acquisition Agreement to the Purchaser. However, such assignment will not relieve MNC of its obligations under the Acquisition Agreement and pursuant to the Acquisition Agreement as a condition to such assignment MNC irrevocably and unconditionally guarantees to Linktone the prompt and full discharge by such assignee of all MNC’s covenants, agreements, obligations and liabilities under the Acquisition Agreement.
     Pursuant to the Acquisition Agreement the Purchaser will accept for payment and pay the Offer Price for Securities validly tendered and not properly withdrawn pursuant to the Offer as promptly as practicable after the Purchaser is legally permitted to do so under applicable law. If Securities aggregating to more than 6,000,000 ADSs (treating each Ordinary Share properly tendered as one-tenth of an ADS for such purpose) are validly tendered prior to the Expiration Date, and not withdrawn, the Purchaser will, upon the terms and subject to the conditions of the Offer, purchase Securities equivalent to 6,000,000 ADSs on a pro rata basis (with adjustments to avoid purchases of fractional ADSs and Ordinary Shares) based upon the number of Securities validly tendered by the Expiration Date and not withdrawn. If proration of tendered Securities is required, because of the difficulty of determining the precise number of Securities properly tendered and not withdrawn, the Purchaser does not expect to announce the final results of proration or pay for any Securities until at least five trading days after the Expiration Date.
     Following the completion of the Offer, Linktone will issue to the Purchaser, and the Purchaser will subscribe for up to 252,000,000 but not less than 180,000,000 Ordinary Shares (the “Subscription”). The Subscription and any purchase of Securities pursuant to the Offer will result in the Purchaser becoming Linktone’s controlling shareholder, holding Securities equivalent to not less than 51% of the outstanding Ordinary Shares after giving effect to any purchases made pursuant to Offer and to the Subscription. MNC will indirectly control Linktone, as the Purchaser is its wholly owned subsidiary. In addition, MNC has the right to elect a majority of Linktone’s directors and appoint its Chief Executive Officer and Chief Financial Officer.
     The Schedule TO states that the principal executive offices of both the Purchaser and MNC are located at Menara Kebon Sirih, Jl. Kebon Sirih 17-19, Jakarta, 10340, Indonesia, and the telephone number for each of MNC and the Purchaser is +62-21-390-9211.
  Item 3. Past Contracts, Transactions, Negotiations and Agreements.
     Except as described or referred to in this Item 3 and in Linktone’s proxy statement, which is attached hereto as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential material conflict of interest between Linktone on the one hand, and (i) Linktone’s executive officers, directors or affiliates, or (ii) MNC or any of their respective executive officers, directors or affiliates, on the other hand.
     (a) Arrangements with Directors and Executive Officers of the Company.

     Interests of Certain Persons
     The transactions contemplated by the Acquisition Agreement will not result in any payment by Linktone to any of its officers or directors other than payments to them in the ordinary course such as salaries, director’s fees and expense reimbursements and the transactions contemplated by the Acquisition Agreement will not constitute a “change of control” or “corporate transaction” (as such terms are defined in the relevant equity incentive plan) that would cause the acceleration of any outstanding equity compensation award under any equity incentive plan of Linktone.
     Director and Officer Indemnification and Insurance.
     Pursuant to the Acquisition Agreement, MNC will cause Linktone to indemnify its present and former officers and directors or any of its subsidiaries or affiliated companies who resign, terminate their employment or are terminated on or prior to the consummation of the transactions contemplated by the Acquisition Agreement for six years after the completion of the transactions contemplated in the Acquisition Agreement in respect of acts or omissions occurring at or prior to such consummation to the fullest extent permitted by laws of the Cayman Islands or any other applicable law or provided under Linktone’s memorandum and articles of association in effect on November 28, 2007. MNC will also cause Linktone to provide officers’ and directors’ liability insurance for six years after the completion of the transactions contemplated in the Acquisition Agreement in respect of such acts or omissions covering such directors and officers on terms no less favorable than such insurance policy in effect on November 28, 2007 or, if substantially equivalent insurance coverage is not available, the best available coverage subject to a certain cap on the premium of such policy.
     The foregoing summary of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreement.
     (b) Arrangements with Purchaser.
     The Acquisition Agreement
     The summary of the Acquisition Agreement and the description of the conditions to the Offer and the Subscription in Sections 13 and 14, respectively, of the Offer to Purchase are incorporated herein by reference. The summary and description are qualified in their entirety by reference to the Acquisition Agreement.
     Pursuant to the Acquisition Agreement, MNC has a right to appoint directors to Linktone’s board of directors (the “Board”), and at Linktone’s special shareholders’ meeting on January 30, 2008, Linktone’s shareholders elected 10 directors nominated by MNC, constituting at least a majority of Linktone’s Board, subject to and effective following the consummation of the Offer and the Subscription. Six out of the 10 persons nominated by MNC, Elaine La Roche, Thomas Hubbs, Allan Kwan, Jun Wu, Michael Guangxin Li and Colin Sung, were serving as members of Linktone’s Board at the time of the signing of the Original Acquisition Agreement. Colin Sung resigned as a director on December 17, 2007, and resigned as Linktone’s Chief Financial Officer effective January 31, 2008, but remains an MNC nominee for the reconstituted Board.
     Confidentiality Agreement
     Linktone and MNC entered into a confidentiality agreement (the “Confidentiality Agreement”), dated October 5, 2007, in connection with MNC’s evaluation of the potential business combination that resulted in the transactions contemplated by the Acquisition Agreement. The following summary of certain provisions of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement itself, which is attached as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference. Holders of Securities and other interested parties should read the Confidentiality Agreement in its entirety for a more complete description of the provisions summarized below.
     Pursuant to the Confidentiality Agreement, subject to certain customary exceptions, MNC agreed to keep confidential all nonpublic information furnished by Linktone to MNC or its representatives, and all analyses or documents prepared by MNC or its representatives based upon such nonpublic information. MNC also agreed that the nonpublic information furnished to MNC would be used solely for the purpose of evaluating the potential business combination that resulted in the Offer. If requested by Linktone, MNC and its representatives are required to return or destroy the written nonpublic information furnished to MNC under the Confidentiality Agreement and to destroy any analyses or documents prepared by MNC or its representatives based upon such nonpublic information.
     The Confidentiality Agreement includes a standstill provision and a no-solicitation provision. Pursuant to the standstill provision, MNC agreed that, among other things and for a period of 18 months, MNC would not, without Linktone’s prior consent, acquire or attempt to acquire any securities of Linktone, make or participate in any solicitation of proxies with respect to Linktone’s voting securities, form or participate in any group of persons required to file a Schedule 13D with the SEC under the Exchange Act with respect to the securities of Linktone, make any public announcement of, or submit a proposal for, any transaction involving Linktone, or seek to control or influence Linktone’s management, the Board, or policies pursuant to the no-solicitation provision, MNC agreed that, among other things and for a period of one year, not to solicit for employment or hire any officer of Linktone or its affiliates or any employee of Linktone who was substantially involved in discussions with or who first became known to MNC in connection with the evaluation of the potential business combination that resulted in the Offer. The no-solicitation provision does not prohibit MNC from employing any person who contacts MNC in response to a general solicitation for employment. Pursuant to the no-solicitation provision, MNC also agreed not to divert any customers, joint venture partners or contractors from Linktone for a period of one year.
     Employment, Compensation and Other Arrangements
     None of the executive officers and directors of Linktone has entered into any compensation arrangements with either MNC or the Purchaser.
  Item 4. The Solicitation or Recommendation.
     (a) Recommendation of the Board.
     The Board, during a meeting held on February 27, 2008 unanimously (i) determined that the transactions contemplated by the amended Acquisition Agreement, including the Offer and the Subscription, are fair to and in the best interests of Linktone and its shareholders, (ii) approved and declared advisable the amended Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Subscription, and (iii) recommended that the holders of Securities accept the Offer and tender their Securities in the Offer.
     (b) Background of the Transaction.
     The Board has periodically evaluated various potential opportunities for Linktone in a variety of transactions, including business combinations and other strategic alliances, with the goal of enhancing shareholder value.
     During August and September of 2007, Linktone’s senior management periodically engaged in discussions with a number of potential business partners to explore various strategic opportunities, which included the sale of all or a significant portion of Linktone’s share capital or a merger between Linktone and one or more of these potential partners. Certain discussions were based on a contemplated separation of Linktone’s mature wireless value-added services (“WVAS”) business and its more recently formed media advertising business. Linktone’s senior management considered a number of potential partners involved in the telecommunications, WVAS, media content, advertising and broadcasting sectors, including MNC. Initial discussions with such potential partners resulted in multiple follow-up conversations between members of the Board and/or the senior management and representatives of some of these potential partners.
     On September 22, 2007, the Chief Financial Officer of Linktone, Colin Sung, and senior management of MNC, including Group Chief Executive Officer Hary Tanoesoedibjo and Senior Vice President Ali Chendra, as well as MNC’s financial advisor, JPMorgan, held an initial meeting in Hong Kong to begin discussing the possibility of a transaction whereby MNC would acquire a controlling interest in Linktone.
     On September 23, 2007, Linktone’s senior management held a teleconference with the Board to update of Directors on the status of discussions with various potential partners. In particular, the Board discussed the possible investment by MNC and its potential benefits both to Linktone’s future business prospects and to existing shareholders.
     On September 27 and 28, 2007, the senior management of Linktone and MNC met in Jakarta to further discuss the possible investment in Linktone by MNC, including the relevant transaction parameters, management and corporate governance of Linktone following such an investment and potential business synergies resulting from such an alliance between the parties.
     On September 28, 2007, MNC made a non-binding indicative proposal to the Board to subscribe for and purchase a number of newly-issued Ordinary Shares of Linktone that would result in MNC holding not less than 51% of Linktone’s total share capital. This proposal included a range of cash offer prices reflecting a 10% to 25% premium over the average closing price of Linktone’s shares during the 60 calendar days immediately prior to September 22, 2007. Upon receiving MNC’s initial non-binding indicative proposal, the senior management provided an update to the Board via teleconference.
     On October 4, 2007, Elaine LaRoche, chairperson of the Board met with Mr. Tanoesoedibjo in New York City for initial discussions regarding a potential partnership between Linktone and MNC in the WVAS and media business.
     On October 5, 2007, Linktone and MNC entered into the Confidentiality Agreement.
     On October 10, 2007, the senior management approached Morgan Stanley Asia Ltd. (“Morgan Stanley”) and several other prospective financial advisors to discuss Linktone’s possible strategic alternatives, including MNC’s initial proposal.
     During the week of October 15, 2007, representatives of MNC commenced their due diligence activities to review and evaluate the proposed transaction.
     On October 15 and 16, 2007, the Board met with MNC’s senior management in Beijing with outside legal counsel and financial advisors present in person or by teleconference. The parties discussed the terms of MNC’s initial proposal and the potential change of control resulting therefrom. At the conclusion of this meeting, it was agreed that both parties would work with their respective financial and legal advisors to put together a term sheet for a possible transaction by the middle of November 2007.
     During the weeks of October 15, 2007 and October 22, 2007, the respective senior management of Linktone and MNC engaged in a series of meetings and telephone conversations, with the presence and participation of Morrison & Foerster LLP, Linktone’s outside counsel and a prospective financial advisor to Linktone, as well as representatives from JPMorgan, MNC’s financial advisor and Latham & Watkins LLP, MNC’s outside counsel. The parties discussed their overall vision for Linktone’s business following the proposed transaction, and the potential structure for the proposed transaction.
     On October 29, 2007, MNC provided Linktone with a revised non-binding indicative proposal, which proposed a subscription by MNC for newly-issued Ordinary Shares representing not less than 51% of Linktone’s share capital at a price of between US$0.36 to US$0.38 per Ordinary Share, followed by a cash tender offer for outstanding ADSs representing up to 10% of Linktone’s enlarged share base within 12 months of the subscription at a price of between US$4.50 to US$5.00 per ADS (equal to US$0.45 to US$0.50 per ordinary share).
     On October 30, 2007, Latham & Watkins commenced its diligence activities to review and evaluate the proposed transaction.
     During the months of October and November in 2007, the Board and Linktone’s senior management received a number of unsolicited, non-binding indications of interest from third parties to acquire significant portions of Linktone’s share capital, which included offers to acquire control of Linktone. These included: (1) an offer from Lunar Capital Management Advisors (“Lunar”) on November 27, 2007 to acquire a significant minority interest in Linktone; (2) a proposal from Asia Television Limited on October 22, 2007 for an investment that would result in an initial minority shareholding but included an option for Asia Television to increase its holdings to up to 51% of

Linktone’s share capital at any time within 12 months after the initial minority investment; (3) a proposal from Mr. David Yu on October 28, 2007 to acquire a number of newly-issued Ordinary Shares of Linktone that would ultimately result in Mr. Yu holding shares equal to not less than 51% of Linktone’s total outstanding Ordinary Shares; and (4) a proposal from CDC Corporation (“CDC”) on November 2, 2007 with an offer to inject their subsidiary China.com’s WVAS assets into Linktone in exchange for a portion of Linktone’s share capital and also to make a convertible loan to Linktone that CDC could later convert into our shares.
     After receiving each proposal, the senior management and the Board convened by teleconference to review these unsolicited indications of interest, with the exception of the proposal from Asia Television, which was withdrawn before the Board had a chance to consider it. In each instance, following discussions of the relevant financial terms and other terms of the respective proposals, the Board determined that these proposals did not represent superior alternatives to the potential transaction with MNC. Therefore, the Board concluded unanimously that it was in the best interests of Linktone’s shareholders to focus on the potential transaction between Linktone and MNC.
     Accordingly, representatives of Linktone, MNC, JPMorgan, Morrison & Foerster, Latham & Watkins and a prospective financial advisor to Linktone continued to hold discussions regarding the proposed terms and parameters of the proposed transaction. As part of this process, Linktone and MNC exchanged multiple rounds of comments with respect to a revised non-binding indicative proposal that MNC delivered to Linktone on October 29, 2007.
     On November 15, 2007, Linktone resumed discussions with Morgan Stanley and retained Morgan Stanley as Linktone’s exclusive financial advisor in connection with any possible acquisition by a third party of all or a majority of the share capital of Linktone, including the potential transaction with MNC. From November 15, 2007 to November 28, 2007, Morgan Stanley conducted various financial analyses relating to the price ranges MNC proposed in its revised proposal.
     On November 16, 2007, Linktone retained Davis Polk & Wardwell as Linktone’s outside counsel to advise the Board on legal matters pertaining to the potential transaction with MNC.
     On November 17, 2007, representatives from Linktone, MNC, Morgan Stanley, JPMorgan, Davis Polk & Wardwell and Latham & Watkins met in Hong Kong and discussed the principal transaction terms, possible transaction structures and the timing and process for completing the transaction. The parties determined to structure the transaction as a cash tender offer for at least 20% of Linktone’s outstanding ADSs by MNC at US$3.80 per ADS (equal to US$0.38 per Ordinary Share) and a subscription for newly-issued Ordinary Shares at US$0.38 per share, the combination resulting in MNC holding at least 51% of Linktone’s share capital following the closing of the transaction.
     On November 18, 2007, Linktone’s senior management held a teleconference with the Board, with the presence and participation of Morgan Stanley and Davis Polk & Wardwell, and notified the Board of the matters discussed during the November 17, 2007 meeting with MNC and also discussed some of the other strategic alternatives available to Linktone. Morgan Stanley provided an initial assessment of MNC’s proposal from a financial perspective, and Davis Polk & Wardwell advised the Board on the legal aspects of the proposed transaction. At the conclusion of the teleconference, the Board authorized Linktone’s senior management to continue negotiations with MNC regarding the potential transaction.
     Throughout the week of November 19, 2007, Linktone’s and MNC’s respective financial and legal advisors continued discussions on the proposed transaction. On November 23, 2007, Latham & Watkins circulated a draft of the Acquisition Agreement to Linktone and its advisors.
     During this same week, representatives of MNC continued performing their due diligence through discussions with representatives of Linktone in Beijing, and a series of conversations took place between the senior management of both Linktone and MNC. Discussions continued between Linktone’s senior management and the Board regarding cooperation between Linktone and MNC on possible future business initiatives following the proposed transaction.

     On November 23, 2007, representatives of Morgan Stanley met with Linktone’s senior management in Beijing to discuss Morgan Stanley’s financial valuation of Linktone’s business.
     On the same day, Ms. LaRoche received from Lunar and CDC a written, joint, unsolicited, non-binding indication of interest to purchase either Ordinary Shares or convertible preferred shares, in each case representing a minimum of 19.9% of Linktone’s share capital. Lunar and CDC indicated in such written indication of interest that they would publicly announce the terms and parameters of their proposal on November 26, 2007 if they received no response from the Board.
     On November 25, 2007, Linktone’s senior management held a teleconference with the Board and representatives from Morgan Stanley, Davis Polk & Wardwell and Walkers Group, Linktone’s Cayman Islands counsel. Linktone’s senior management updated the Board on the discussions with MNC during the week of November 19, 2007. The Board discussed the major issues in the initial draft of the Acquisition Agreement and formulated Linktone’s response to these issues. In addition, the Board reviewed and discussed Lunar and CDC’s joint indication of interest and unanimously concluded that it did not represent a superior alternative to the proposed transaction with MNC. Accordingly, the Board determined that it was in the best interests of Linktone’s shareholders to continue to focus on discussions with MNC regarding a possible transaction.
     On November 26, 2007, Lunar and CDC issued a joint press release in respect of a proposed cash offer to purchase either Ordinary Shares or convertible preferred shares, in each case representing a minimum of 19.9% of Linktone’s share capital. The purchase price disclosed was at a premium to Linktone’s closing price on November 26, 2007 in the case of convertible preferred shares, or at a discount to that closing price in the case of Ordinary Shares. The press release disclosed that Lunar and CDC would seek to appoint up to three directors to the Board in order to effect their proposed restructuring of Linktone’s business.
     On November 26 and 27, 2007, representatives from Linktone, MNC, Morgan Stanley, JPMorgan, Davis Polk & Wardwell and Latham & Watkins met in Hong Kong and negotiated the terms of the Acquisition Agreement. At intervals during these two days, Linktone’s senior management and representatives of its advisors held teleconferences with the Board in order to update the Board on the status of the negotiations.
     On November 28, 2007, the Board held a teleconference with its senior management and financial and legal advisors, which included Morgan Stanley, Davis Polk & Wardwell, Walkers Group and Morrison & Foerster, and conducted a final review of the proposed resolutions of outstanding issues in the Acquisition Agreement. Representatives of Walkers Group advised the Board of their directors’ fiduciary duties to Linktone’s public shareholders under Cayman Islands law. Representatives of Morgan Stanley reviewed the financial terms of the transaction and rendered to the Board its oral opinion, subsequently confirmed in writing, that as of November 28, 2007, and based on and subject to the assumptions made, the procedures followed, the matters considered and the limitations of review as set forth in the written opinion, the consideration to be paid by MNC in the proposed transaction was fair from a financial point of view to the holders of Linktone’s Ordinary Shares and ADSs (other than MNC and its affiliates). Following discussions, the Board unanimously approved the acquisition agreement and the proposed transaction, and resolved to recommend the proposed transaction to Linktone’s shareholders.
     Immediately after the Board meeting, Linktone and MNC finalized and signed the Acquisition Agreement dated as of November 28, 2007 and issued a joint press release announcing the proposed transaction. Later on the same day, the senior management of MNC and the senior management of Linktone discussed the proposed transaction on Linktone’s third quarter 2007 earnings release investor conference call.
     On January 29, 2008, the Board received an unsolicited written proposal from BroadWebAsia (“BWA”) proposing to acquire up to 60% of Linktone’s outstanding Ordinary Shares pursuant to a combination of (i) a tender offer for up to 25% of Linktone’s outstanding Ordinary Shares or 6,000,000 ADSs at $4.18 per ADS (a 10% premium to the Offer Price), (ii) an open market purchase of up to 2.39 million ADSs at a purchase price of up to $4.18 per ADS, and (iii) a subscription for 21.5 million newly issued Ordinary Shares in return for the contribution of certain BWA assets (including entry into a long term service agreement, a strategic partnership agreement making Linktone BWA’s exclusive mobile content partner, a $10 million promotional carriage arrangement and guaranteed advertisement purchases of up to $3 million on Linktone’s networks). BWA requested that the Board delay the shareholders’ meeting scheduled for the following day (January 30, 2008). Subsequent to delivering its proposal, BWA issued a press release disclosing the terms of its proposal. The press release generally restated the terms of the written proposal but referred to a subscription for 15 million newly issued Ordinary Shares in return for certain contributed assets rather than 21.5 million newly issued Ordinary Shares set forth in the written proposal.
     Upon receipt of the unsolicited proposal, the Board held a teleconference with Linktone’s senior management and financial and legal advisors and carefully considered the terms set forth in the proposal and the press release. The Board considered, among other things, (i) the absence of stated funding sources for the proposed tender offer and open market purchases of ADSs, (ii) the proposed utilization of open market purchases (up to a maximum purchase price of $4.18 per ADS) as opposed to purchasing shares from Linktone’s ADS holders at a fixed price per share in the tender offer, (iii) the inconsistency between the written proposal and the press release relating to number of shares to be issued to BWA in exchange for contributed assets, and (iv) the limited information available regarding the assets BWA proposed to contribute to Linktone and the proper valuation for such assets relative to the Ordinary Shares proposed to be issued in exchange for such assets. The Board concluded that the proposal from BWA did not contain enough information to permit it to make a determination that the unsolicited proposal constituted or was reasonably likely to result in a “superior proposal” (as defined in the Acquisition Agreement) and thus, pursuant to the Acquisition Agreement, could not be pursued further by Linktone. Accordingly, the Board determined not to propose or recommend nor was any motion made that Linktone’s shareholders delay or adjourn the shareholders’ meeting scheduled for January 30, 2008.
     Following such determination and prior to the shareholders’ meeting, Morgan Stanley contacted a representative of BWA and conveyed the determination of the Board and its concerns regarding the terms of the transaction set forth in the unsolicited proposal and the press release. To date BWA has not provided specific responses to the concerns raised by the Board, nor has it provided additional information for the Board to properly value its proposal. In light of BWA’s public announcement of its proposal and the absence of additional information from BWA, Linktone did not publicly disclose the receipt of the unsolicited proposal, nor respond publicly to BWA’s press release.
     On January 30, 2008, pursuant to the Acquisition Agreement and NASDAQ Marketplace Rules, Linktone held a special meeting of its shareholders. While, pursuant to its press release, the general terms of BWA’s proposal was already public at the time of the shareholders’ meeting, no discussion of the unsolicited proposal received from BWA occurred at the shareholders’ meeting. At the meeting, Linktone shareholders approved the adoption of the Acquisition Agreement, the issuance of shares in the Subscription and duly elected 10 directors nominated by MNC who will appoint the MNC designees to Chief Executive Officer and Chief Financial Officer, subject to and effective following the consummation of the Offer and the Subscription. Six out of the 10 persons nominated by MNC were serving as members of the Board at the time of the signing of the Acquisition Agreement: Elaine LaRoche, Thomas Hubbs, Allan Kwan, Jun Wu, Michael Guangxin Li, and Colin Sung. Colin Sung resigned as director on December 17, 2007, and resigned as Linktone’s Chief Financial Officer, effective January 31, 2008, but remains an MNC nominee for the reconstituted Board. MNC will designate Michael Guangxin Li to continue to serve as Chief Executive Officer of Linktone following the consummation of the Offer and the Subscription. MNC initiated a search process for a new Chief Financial Officer and has not designated a Chief Financial Officer.
     On February 6, 2008, a representative of BWA contacted Morgan Stanley and indicated BWA’s intention to submit an updated proposal in response to the concerns raised by the Board. To date, BWA has not provided a specific response nor provided any additional information that would permit the Board to properly value its proposal.
     Consistent with its fiduciary duties under applicable law and contractual obligations under the Acquisition Agreement, the Board will continue to evaluate any proposals by a third party interested in engaging in a transaction with Linktone.
     On February 27, 2008, the Board held a meeting to discuss the amendment of the Acquisition Agreement and unanimously approved Amendment No. 1 to the Acquisition Agreement to include both ADSs and Ordinary Shares in the Offer and (i) determined that the transactions contemplated by the amended Acquisition Agreement, including the Offer and the Subscription, are fair to and in the best interests of Linktone and its shareholders, (ii) approved and declared advisable the amended Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Subscription, and (iii) recommended that the holders of Linktone’s ADSs and Ordinary Shares accept the Offer and tender their ADSs and Ordinary Shares in the Offer. Following the board meeting, on February 27, 2008, Linktone and MNC finalized and signed Amendment No. 1 to the Acquisition Agreement.
     Reasons for the Recommendation of the Company Board
     In (i) determining that the transactions contemplated by the amended Acquisition Agreement, including the Offer and the Subscription, are fair to and in the best interests of Linktone and its shareholders, (ii) approving and declaring advisable the amended Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Subscription, and (iii) recommending that the holders of Securities accept the Offer and tender their Securities in the Offer, the Board carefully considered a variety of factors that might impact the long-term as well as short-term interests of Linktone and its shareholders. As part of its deliberations, the Board took into consideration Linktone’s historical, current and prospective financial condition, results of operations, share price, capitalization and Linktone’s operating, strategic and financial risks. In addition, the Board obtained a fairness opinion from Morgan Stanley which is attached as Exhibit (a)(5)(B) to this Schedule 14D-9 and is incorporated herein by reference. The principal factors that the Board considered include (the order does not reflect their relative significance):
•	Value and Form of Consideration. The consideration for the Offer and Subscription is payable in cash. The Offer Price of US$0.38 per Ordinary Share (equal to US$3.80 per ADS) represents a 53.8% premium over Linktone’s closing price of US$2.47 per ADS on November 27, 2007 (the last full trading day before the public announcement of the entry into the Original Acquisition Agreement). The consideration is fixed and will not be adjusted for changes in the trading price of the ADSs prior to the closing date of the Offer and the Subscription. The Board also considered the significant financial resources of MNC to finance the subscription and purchase and the fact that the Offer and the Subscription are not subject to any financing condition.

•	Increase in Cash Balances. The consummation of the Offer and Subscription contemplated in the Acquisition Agreement will increase Linktone’s cash balances by a minimum of US$68.4 million and up to a maximum of US$95.76 million, which will significantly improve Linktone’s ability to execute and implement its cross-media strategy and pursue other opportunities.

•	Benefits of a Relationship with MNC. The Board believes that, with MNC as the controlling shareholder of Linktone, Linktone will be positioned to (1) better develop and optimize vertically integrated media operations, (2) leverage MNC’s relationships with a wide range of international content producers and distributors so as to improve the quality and quantity of the content Linktone will be able to provide to its customers and enhance its content production, (3) better explore advertising and regional cross-selling opportunities in China and other Asian countries, and (4) benefit from MNC’s operational expertise.

•	Liquidity for Holders of Securities. Holders of the Securities will have an opportunity to sell some or all of their Securities in the Offer at a premium over Linktone’s trading prices on November 27, 2007. If holders of Securities tender more than the total number of Securities that the Purchaser has agreed to buy, the Purchaser will purchase Securities from the tendering holders on a pro rata basis.

•	Morgan Stanley Opinion. The Board considered as favorable to its determination the opinion of Morgan Stanley, dated as of the date of the Original Acquisition Agreement, to the Board to the effect that, as of such date and based on and subject to the assumptions made, procedures followed, matters considered and limitations of review set forth in the opinion, the consideration to be paid by MNC in the Offer and

Subscription was fair, from a financial point of view, to the holders of Ordinary Shares and ADSs (other than MNC and its affiliates). The full text of the fairness opinion of Morgan Stanley which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken is attached hereto as Exhibit (a)(5)(B).

•	Charter Amendment to Ensure Fair Dealing. Linktone and MNC have agreed that the Amended and Restated Memorandum and Articles of Association of Linktone will be amended to include certain additional restrictions on transactions between Linktone and its significant shareholders or their affiliates designed to ensure that such transactions will be negotiated and entered into on an arm’s-length basis. Shareholders of Linktone approved this amendment to the Amended and Restated Memorandum and Articles of Association of Linktone with the affirmative vote of at least two-thirds the shareholders present in person or by proxy and entitled to vote at the special meeting held on January 30, 2008.

•	Linktone Has a Termination Right in the Event of a Superior Competing Transaction. The Board is prohibited from soliciting proposals and inquiries for competing transactions. However, if, prior to the consummation of the Offer and the Subscription, Linktone receives unsolicited inquiries and proposals regarding a potential competing transaction that the Board determines in good faith (after consultation with Linktone’s financial advisor and outside counsel) constitutes or would reasonably be expected to result in a proposal superior to the Offer and the Subscription, taking into account the various legal, financial and regulatory aspects of such proposal, including the financial terms and its likelihood of consummation, Linktone may provide information and participate in discussions and negotiations with respect to such a proposal if the Board determines in good faith that failure to do so would reasonably be expected to be a breach of its fiduciary duties to Linktone’s shareholders under applicable law. Upon making such a determination and subject to the satisfaction of certain conditions, including Linktone’s payment to MNC of a “break-up fee” of US$3 million, Linktone may terminate the Acquisition Agreement and enter into an agreement with a third party with respect to such superior competing proposal.

•	Approval of Our Shareholders Is Required and Obtained. The Offer and Subscription are subject to the approval of Linktone’s shareholders. At a special meeting of Linktone’s shareholders held on January 30, 2008, the shareholders of Linktone approved the adoption of the Acquisition Agreement and the transactions contemplated thereby including the Offer and the Subscription.
     The foregoing discussion includes all material information and factors considered by the Board but is not intended to be exhaustive. In evaluating, and in determining to recommend the Offer, the Board did not quantify or otherwise assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Rather, the Board made its decision after considering all the factors taken as a whole. Throughout its deliberations and in arriving at its decision, the Board received the advice of its legal and financial advisors.
     (c) Intent to Tender
     After reasonable inquiry and to its best knowledge, Linktone understands that except for those persons listed below, no director or executive officer of Linktone who holds Securities of record or beneficially owns Securities currently intends to tender their Securities.
     Marie-Elaine A. LaRoche, a director of Linktone and the Chairperson of the Board, intends to tender 2,000 ADSs in the Offer.
     Jun Wu, a director of Linktone, intends to tender 1,000,000 ADSs in the Offer.
  Item 5. Person/Assets Retained, Employed, Compensated or Used.
     In connection with the Acquisition Agreement and the transactions contemplated thereby, the Board retained Morgan Stanley to act as financial advisor to the Board and to render a written fairness opinion to the Board that, as of the date of the Original Acquisition Agreement, the consideration to be paid by MNC in the Offer and Subscription was fair, from a financial point of view, to the holders of Ordinary Shares and ADSs (other than MNC and its affiliates). A copy of this fairness opinion is attached as Exhibit (a)(5)(B) hereto and is incorporated herein by reference; a description of the fairness opinion is contained in Linktone’s proxy statement, which is hereto attached as Exhibit (e)(1) and is incorporated by reference.
     Pursuant to an engagement letter between Linktone and Morgan Stanley dated November 27, 2007, Linktone agreed to pay Morgan Stanley a customary fee, which consists of a fee paid upon delivery of Morgan Stanley’s opinion, a fee to be paid upon the parties reaching an agreement in relation to a transaction, an additional discretionary incentive fee if a definitive agreement was executed on or before November 28, 2007, and a transaction fee representing a substantial amount of the total payment, which is contingent upon the consummation of the Offer and Subscription. Linktone will reimburse Morgan Stanley for reasonable out-of-pocket expenses, including fees for legal counsel and other professional advisors. Linktone also agreed to indemnify Morgan Stanley and certain related parties from and against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of the engagement.
     The Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley, as part of its investment banking and financial advisory business, is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of Morgan Stanley’s securities underwriting, trading, brokerage, foreign exchange, commodities and derivatives trading, prime brokerage, investment management, financing and financial advisory activities, Morgan Stanley or its affiliates may at any time hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for its own account or the accounts of customers, in debt or equity securities or loans of MNC, Linktone or any other company or any currency or commodity that may be involved in the Offer and Subscription or any related derivative instrument.
     Linktone retained D.F. King & Co., Inc. (“DFK”) to act as its proxy solicitation agent to solicit proxies in connection with the special meeting of the shareholders of Linktone held on January 30, 2008. DFK will receive reasonable and customary compensation for its services. Linktone has also agreed to reimburse DFK for certain reasonable out-of-pocket expenses and to indemnify DFK against certain liabilities related to or arising out of the engagement.
     Except as described above, neither Linktone, nor any person acting on its behalf, has employed, retained or compensated any person to make solicitations or recommendations to shareholders on its behalf concerning the Offer and the Subscription except that such solicitations or recommendations may be made by directors, officers or employees of Linktone, for which they shall receive no additional compensation.
  Item 6. Interest in Securities of the Subject Company.
     No transactions in the ADSs, Ordinary Shares or options have been effected during the past 60 days by Linktone or, to the best knowledge of Linktone, by any executive officer, director or affiliate of Linktone.
  Item 7. Purposes of the Transaction and Plans or Proposals.
     For the reasons discussed in Item 4 above, by a unanimous vote of the directors present and voting at its February 27, 2008 meeting, the Board (i) determined that the transactions contemplated by the amended Acquisition Agreement, including the Offer and the Subscription, are fair to and in the best interests of Linktone and its shareholders, (ii) approved and declared advisable the amended Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Subscription, and (iii) recommended that the holders of Securities accept the Offer and tender their Securities in the Offer.
     Except as disclosed herein, Linktone is not now engaged in any negotiations in response to the Offer that relate to, or would result in, one or more of the following or a combination thereof: (i) a tender offer for or other acquisition of securities by or of Linktone, (ii) an extraordinary transaction, such as a merger or reorganization, involving Linktone, (iii) a purchase, sale or transfer of a material amount of assets by Linktone or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Linktone.

     Except as disclosed herein, there is no transaction, resolution of the Board, agreement in principle or signed contract that has been entered into in response to the Offer that relates to or would result in one or more of the events referred to in the previous paragraph.
  Item 8. Additional Information.
     Certain Legal Matters
     Except as otherwise disclosed in this Schedule 14D-9, Linktone is not aware of any licenses or other regulatory permits that appear to be material to the business of Linktone and that might be adversely affected by the acquisition of Securities by the Purchaser or MNC pursuant to the Offer and the acquisition of Ordinary Shares pursuant to the Subscription or of any approval or other action by any domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Securities by Purchaser or MNC pursuant to the Offer. MNC’s and the Purchaser’s obligations under the Offer to accept for payment and pay for Securities and under the Subscription to purchase Ordinary Shares is subject to certain conditions that are set forth in Section 14 of the Offer to Purchase and are incorporated herein by reference.
     The transactions contemplated by the Acquisition Agreement, including the Offer and Subscription are not subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated thereunder by the Federal Trade Commission or other certain foreign laws and regulations.
Forward-Looking Statements
     This Schedule 14D-9 contains statements of a forward-looking nature based on the current expectations of Linktone with respect to future events and are made only as of the date of publication. These forward-looking statements can be identified by words such as “intends,” “expects,” “will,” “believes” and similar expressions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements. These risks and uncertainties include: the risk that Linktone will not be able to locate and retain suitable people for its board of directors and middle and senior management; current or future changes in the policies of the PRC Ministry of Information Industry and the mobile operators in China or in the manner in which the operators enforce such policies; the risk that other changes in PRC laws and regulations, or in application thereof by other relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the wireless value-added services market in China for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the mobile operators in China; the risk that Linktone will not be able to develop and effectively market innovative services; and the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand. For additional information on factors that could cause Linktone’s actual results to differ from expectations reflected in these forward-looking statements, please see Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Except as required under applicable law, Linktone expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement included in this document to reflect any changes in expectations with regard thereto or any changes in events, conditions, or circumstances on which any statement is based.
     Additional Information
     For additional information regarding the business and financial results of Linktone, please see the following documents that have been filed by Linktone with the SEC, each of which is incorporated herein by reference:
•	Linktone’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on July 13, 2007;

•	Linktone’s Quarterly Report on Form 6-K for the fiscal quarter ended September 30, 2007, filed with the SEC on November 28, 2007; and

•	the description of Ordinary Shares and ADSs contained in Linktone’s registration statement on Form F-1, filed with the SEC on March 1, 2004.
     Linktone files such annual and periodic reports and other information with the SEC under the Exchange Act, as required to be filed by a foreign private issuer. You may obtain copies of this information in person or by mail from the Public Reference Section of the SEC, 100 F Street N.E., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. The SEC also maintains an internet website that contains this information, and the address of that site is http://www.sec.gov. You may also retrieve financial information from our website at http://www.linktone.com.
     The SEC allows Linktone to “incorporate by reference” information into this Schedule 14D-9, which means that Linktone can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information directly in this Schedule 14D-9. The information in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.
  Item 9. Exhibits.
     The following Exhibits are filed herewith:

Exhibit (a)(1)(A)	The Offer to Purchase dated February 6, 2008 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by MNC with the SEC on February 6, 2008).

Exhibit (a)(1)(B)	Letter of Transmittal for ADSs (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by MNC with the SEC on February 6, 2008).

Exhibit (a)(1)(C)	Amended and Restated Offer to Purchase dated February 28, 2008 by MNC with the SEC (incorporated herein by reference to Exhibit (a)(1)(H) to the Schedule TO filed on February 28, 2008).

Exhibit (a)(1)(D)	Letter of Transmittal for Ordinary Shares (incorporated herein by reference to Exhibit (a)(1)(I) to the Schedule TO filed by MNC with the SEC on February 28, 2008).

Exhibit (a)(2)(A)	Letter to ADS holders of Linktone, dated February 6, 2008 (incorporated herein by reference to Exhibit (a)(2)(A) to the Schedule 14D-9 filed by Linktone with the SEC on February 6, 2008).

Exhibit (a)(2)(B)*	Letter to shareholders of Linktone, dated February 28, 2008.

Exhibit (a)(5)(A)	Original Acquisition Agreement dated as of November 28, 2007 by and between MNC and Linktone (incorporated herein by reference to Exhibit A to Linktone’s proxy statement filed under cover of Schedule 14D-9 by Linktone with SEC on December 21, 2007).

Exhibit (a)(5)(B)	Opinion of Morgan Stanley to Linktone’s Board of Directors dated November 28, 2007 (incorporated herein by reference to Exhibit C to Linktone’s proxy statement filed under cover of Schedule 14D-9 by Linktone with the SEC on December 21, 2007).

Exhibit (a)(5)(C)	Amendment No. 1 to the Acquisition Agreement by and among MNC, the Purchaser and Linktone, dated as of February 28, 2008 (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO filed by MNC with the SEC on February 28, 2008).

Exhibit (a)(5)(D)	Revised investor presentation (incorporated herein by reference to Linktone’s filing under cover of Schedule 14D-9 filed with the SEC on January 15, 2008).

Exhibit (a)(5)(E)	Investor presentation at the joint press call by MNC and Linktone (incorporated herein by reference to Linktone’s filing under cover of Schedule 14D-9 filed with the SEC on November 30, 2007).

Exhibit (a)(5)(F)	Press release issued by Linktone on January 16, 2008 announcing the departure of Linktone’s Chief Financial Officer (incorporated herein by reference to Linktone’s filing with the SEC under cover of Schedule 14D-9 on January 16, 2008).

Exhibit (a)(5)(G)	Letter to shareholders reminding them to submit their voting instructions for Linktone’s special meeting of the shareholders, dated January 16, 2008 (incorporated herein by reference to Linktone’s filing with the SEC under cover of Schedule 14D-9 on January 16, 2008).

Exhibit (a)(5)(H)	Press release issued by Linktone on December 21, 2007 announcing the special meeting of the shareholders related to the investment by MNC (incorporated herein by reference to Linktone’s filing with the SEC under cover of Schedule 14D-9 on January 16, 2008).

Exhibit (a)(5)(I)	Press release issued by Linktone on November 28, 2007 announcing the entry into the Acquisition Agreement with MNC (incorporated herein by reference to Linktone’s filing with the SEC under cover of Schedule 14D-9 on November 29, 2007).

Exhibit (e)(1)	Proxy statement dated as of December 21, 2007 distributed by Linktone to its shareholders (incorporated herein by reference to Linktone’s filing under cover of Schedule 14D-9 filed with the SEC on December 21, 2007).

Exhibit (e)(2)	Confidentiality Agreement between Linktone and MNC dated as of October 5, 2007 (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed by MNC with the SEC on February 6, 2008).

*	Included in material sent to shareholders.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINKTONE LTD.
By:
	Name:	Michael Guangxin Li
	Title:	Chief Executive Officer

Dated: February 28, 2008